Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

April

,

2004

Imperial Ginseng Products Ltd.

Suite 1601 – 650 West Georgia St. Vancouver, British Columbia, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F

X

Form 40-F   ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

X

No  ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.

(Registrant)

Date     March 26, 2004

By

“James S. Chang”

          James S. Chang, President and Director

April 14, 2004

PRESS RELEASE

Imperial Ginseng Products Ltd. Announces Conversion of Class “A” Preference Shares to Convertible Preference Shares, Series “A” and Cancellation of Royalty Participation Units

VANCOUVER, BRITISH COLUMBIA – Imperial Ginseng Products Ltd. (the “Company”) announces that in conjunction with the alteration of the rights and restrictions of the Company’s Class “A” Preference Shares, the Company has issued notice and converted previously issued Class “A” Preference Shares into Convertible Preference Shares, Series “A”.  In addition, previously accrued and unpaid dividends in respect of the Class “A” Preference Shares have also been converted into the Convertible Preference Shares, Series “A”.

Of the 21,573,641 Class “A” Preference Shares previously issued, 21,502,220 have been converted into 22,059,531 Convertible Preference Shares, Series “A”.  In addition, accrued and unpaid dividends in the amount of $10,315,037 have been converted into 10,315,037 Convertible Preference Shares, Series “A” and 18,236,536 Royalty Participation Units have been cancelled.

The Convertible Preference Shares, Series “A” are non-voting, convertible shares issued with a non-cumulative dividend rate of 12% issued at a par value of $1.00.  The Convertible Preference Shares, Series “A” are convertible into common shares of the Company at a price of $1.25 increasing by $0.25 on January 31, 2005 and by an additional $0.25 on January 31 of each subsequent year thereafter.

This press release may contain forward-looking statements that reflect the Company’s current expectation regarding future events.  The forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to the success of the Company’s horticultural operations and the strength of the economies and currencies of Asian countries.  Investors should consult the Company’s ongoing quarterly filings, annual reports and Form 20-F for additional information on risks and uncertainties relating to the forward-looking statements.  The corporation disclaims any obligations to update these forward-looking statements.

ON BEHALF OF THE BOARD OF DIRECTORS OF

IMPERIAL GINSENG PRODUCTS LTD.

“Hugh Cartwright”

Hugh R. Cartwright

Director and Co-Chairman

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and section 151 of the Securities Rules.

BC FORM 53 – 901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1:

Reporting Issuer

Imperial Ginseng Products Ltd. (the “Company”)

Item 2:

Date of Material Change

April 14, 2004

Item 3:

Press Release

CCN Matthews	April 14, 2004
SEDAR	April 14, 2004
Canada Stock Watch	April 14, 2004
Market News Publishing Inc.	April 14, 2004
NASDAQ (US)	April 14, 2004

Item 4.

Summary of Material Change

Imperial Ginseng Products Ltd. (the “Company”) announces that it has issued notice and converted previously issued Class “A” Preference Shares into Convertible Preference Shares, Series “A”.

Item 5.

Full Description of Material Change

Imperial Ginseng Products Ltd. (the “Company”) announces that in conjunction with the alteration of the rights and restrictions of the Company’s Class “A” Preference Shares, the Company has issued notice and converted previously issued Class “A” Preference Shares into Convertible Preference Shares, Series “A”.  In addition, previously accrued and unpaid dividends in respect of the Class “A” Preference Shares have also been converted into the Convertible Preference Shares, Series “A”.

Of the 21,573,641 Class “A” Preference Shares previously issued, 21,502,220 have been converted into 22,059,531 Convertible Preference Shares, Series “A”.  In addition, accrued and unpaid dividends in the amount of $10,315,037 have been converted into 10,315,037 Convertible Preference Shares, Series “A” and 18,236,536 Royalty Participation Units have been cancelled.

The Convertible Preference Shares, Series “A” are non-voting, convertible shares issued with a non-cumulative dividend rate of 12% issued at a par value of $1.00.  The Convertible Preference Shares, Series “A” are convertible into common shares of the Company at a price of $1.25 increasing by $0.25 on January 31, 2005 and by an additional $0.25 on January 31 of each subsequent year thereafter.

Item 6.

Reliance on section 85(2) of the Act

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Senior Officers

Name:

James Chang

Title:

President and Chief Executive Officer

Phone No.:

(604) 689-8863

Name:

Stephen P. McCoach

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Name:

Hugh R. Cartwright

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 14, 2004

“James Chang”

Date

Signature

James S. Chang

Name of Officer

President & Chief Executive Officer

Title of Officer

Vancouver, British Columbia

Place